UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

JR Shinjuku Miraina Tower, 23rd Floor

4-1-6 Shinjuku

Shinjuku-ku, Tokyo, 160-0022, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

July 29, 2020	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail. All references to the “Company,” “we,” “us” or “our” shall mean LINE Corporation and, unless the context otherwise requires, its consolidated subsidiaries.

July 29, 2020

LINE Corporation Announces Summary of

Consolidated Financial Results

for the Six Months Ended June 30, 2020

<Prepared in accordance with the International Financial Reporting Standards (“IFRS”)

as issued by the International Accounting Standards Board (“IASB”)>

TOKYO — LINE Corporation (NYSE: LN) (TOKYO: 3938) announces the summary of its consolidated financial results for the six months ended June 30, 2020.

Company name:	LINE Corporation (Stock Code: 3938) (the “Company”)
Stock exchange on which the shares are listed:	Tokyo Stock Exchange
URL:	http://linecorp.com/
Representative:	Takeshi Idezawa, Chief Executive Officer
Contact:	Kokan Ki, Executive Officer
Telephone:	+81-3-4316-2050
Filing date of quarterly securities report: August 7, 2020
Payment date of dividends: –
Supplemental materials prepared on quarterly financial results: Yes
Financial results conference scheduled: None

(Yen amounts are rounded to the nearest million, unless otherwise noted.)

1.    Consolidated financial results for the first six months of 2020 (from January 1, 2020 to June 30, 2020)

(1)   Consolidated operating results (cumulative)

(Percentages indicate year-on-year changes.)

	Revenues		Loss from operating activities		Loss before income taxes		Loss for the period
For the six months ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
June 30, 2020	117,346	5.9	(13,950)	—	(23,608)	—	(24,522)	—
June 30, 2019	110,760	11.5	(21,816)	—	(28,490)	—	(28,029)	—

	Loss attributable to the shareholders of the Company		Comprehensive loss for the period		Basic earnings/(loss) per share		Diluted earnings/(loss) per share
For the six months ended	Millions of yen	%	Millions of yen	%	Yen		Yen
June 30, 2020	(20,163)	—	(24,266)	—		(83.99)		(83.99)
June 30, 2019	(26,619)	—	(31,086)	—		(111.44)		(111.44)

(2)	Consolidated financial position

	Total assets	Total equity	Equity attributable to the shareholders of the Company	Ratio of equity attributable to the shareholders of the Company to total assets
As of	Millions of yen	Millions of yen	Millions of yen	%
June 30, 2020	556,695	164,594	142,420	25.6
December 31, 2019	541,352	174,663	158,133	29.2

2.	Cash dividends

	Annual dividends per share
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Total
	Yen	Yen	Yen	Yen	Yen
For the year ended December 31, 2019	—	0.00	—	0.00	0.00
For the year ending December 31, 2020	—	0.00
For the year ending December 31, 2020 (Forecast)			—	—	—

Note:	Revisions to the cash dividends forecasts most recently announced: None
Cash dividend forecasts for the year ending December 31, 2020: While the Company has decided not to pay interim dividends, it has not yet made a decision regarding its year-end dividends.

3.	Consolidated earnings forecasts for 2020 (from January 1, 2020 to December 31, 2020)

Amid rapid international and domestic changes, there is a level of uncertainty within the mobile applications market for smartphones and other mobile devices, the main business of the Company and its subsidiaries (collectively, the “Group”). As the state of this market significantly impacts the Group’s financial results, it is difficult to formulate a precise earnings forecast. Furthermore, as the Company’s shares are listed on the New York Stock Exchange as well as the Tokyo Stock Exchange, we are also carefully considering risks relating to U.S. securities regulations. Accordingly, an announcement concerning earnings forecasts is not made at this time.

Notes

(1)	Changes in significant subsidiaries during the current period (changes in specified subsidiaries resulting in change in scope of consolidation): None

(2)	Changes in accounting policies and estimates

a.	Changes in accounting policies due to revision in accounting standard under IFRS: None

b.	Changes in accounting policies due to other reasons: None

c.	Changes in accounting estimates: None

(3)	Number of shares issued and outstanding (common stock)

a.	Total number of common shares issued and outstanding at the end of the period (including treasury shares)

As of June 30, 2020	241,544,142 shares
As of December 31, 2019	241,133,142 shares

b.	Number of treasury shares at the end of the period

As of June 30, 2020	934,361 shares
As of December 31, 2019	1,524,392 shares

c.	Average number of common shares outstanding during the period (cumulative from the beginning of the fiscal year)

For the six months ended June 30, 2020	240,072,283 shares
For the six months ended June 30, 2019	238,856,268 shares

Quarterly financial results reports are exempt from review procedures conducted by certified accountants or an audit firm.

For the purpose of fair disclosure in connection with the release of the financial statements by NAVER Corporation, the Company’s parent company, and timely disclosure of the Company’s Summary of Consolidated Financial Results, the Company discloses the Interim Condensed Consolidated Statement of Financial Position, Interim Condensed Consolidated Statement of Profit or Loss and segment information in advance, and other information will be released as soon as it has been prepared. Supplementary information to this earnings release, including the Group’s profit and loss by segment, will be available today at the following IR website: https://linecorp.com/en/ir/top.

Due to the spread of the COVID-19, the Group has recorded impairment loss on property and equipment and right-of-use assets in the Consolidated Financial Results for the six months ended June 30, 2020. Please refer to the IR news, “Notice of Recognition of Loss Allowance on Loan Receivables and Impairment Loss of Property and Equipment and Right-of-Use Assets”, announced on July 29, 2020 for more details.

Index:

1. Interim Condensed Consolidated Financial Statements and selected Notes	2
(1) Interim Condensed Consolidated Statement of Financial Position—Unaudited	2
(2) Interim Condensed Consolidated Statement of Profit or Loss—Unaudited	3
(3) Notes to Interim Condensed Consolidated Financial Statements—Unaudited	4
Notes to Segment Information	4
Notes to Going-Concern Assumption	7

1. Interim Condensed Consolidated Financial Statements and selected Notes

(1)	Interim Condensed Consolidated Statement of Financial Position - Unaudited

	(In millions of yen)

	December 31, 2019	June 30, 2020
Assets
Current assets
Cash and cash equivalents	217,345	178,916
Trade and other receivables	42,680	51,967
Other financial assets, current	20,117	27,898
Contract assets	241	233
Inventories	4,740	11,120
Other current assets	10,518	9,394

Total current assets	295,641	279,528

Non-current assets
Property and equipment	25,024	27,205
Right-of-use assets	54,337	56,328
Goodwill	17,651	17,602
Other intangible assets	7,801	8,447
Investments in associates and joint ventures	64,194	91,158
Other financial assets, non-current	51,737	50,576
Deferred tax assets	24,095	25,214
Other non-current assets	872	637

Total non-current assets	245,711	277,167

Total assets	541,352	556,695

Liabilities
Current liabilities
Trade and other payables	43,710	47,041
Other financial liabilities, current	44,826	53,020
Accrued expenses	23,462	19,455
Income tax payables	3,963	1,722
Lease liabilities, current	11,487	13,568
Contract liabilities	25,752	33,567
Provisions, current	3,221	3,782
Other current liabilities	5,238	10,045

Total current liabilities	161,659	182,200

Non-current liabilities
Corporate bonds	142,851	143,211
Other financial liabilities, non-current	362	325
Lease liabilities, non-current	45,150	49,988
Deferred tax liabilities	1,071	966
Provisions, non-current	4,528	4,816
Post-employment benefits	9,617	10,125
Other non-current liabilities	1,451	470

Total non-current liabilities	205,030	209,901

Total liabilities	366,689	392,101

Shareholders’ equity
Share capital	96,737	97,284
Share premium	121,299	122,554
Treasury shares	(6,308)	(3,872)
Accumulated deficit	(53,524)	(69,335)
Accumulated other comprehensive income	(71)	(4,211)

Equity attributable to the shareholders of the Company	158,133	142,420

Non-controlling interests	16,530	22,174

Total shareholders’ equity	174,663	164,594

Total liabilities and shareholders’ equity	541,352	556,695

(2)	Interim Condensed Consolidated Statement of Profit or Loss - Unaudited

	(In millions of yen)

	For the six-month period ended June 30,
	2019	2020
Revenues and other operating income:
Revenues	110,760	117,346
Other operating income	1,404	1,777

Total revenues and other operating income	112,164	119,123
Operating expenses:
Payment processing and licensing expenses	(17,170)	(20,451)
Sales commission expenses	(8,624)	(4,808)
Employee compensation expenses	(33,775)	(38,011)
Marketing expenses	(20,608)	(11,131)
Infrastructure and communication expenses	(5,298)	(5,601)
Outsourcing and other service expenses	(20,118)	(22,973)
Depreciation and amortization expenses	(10,570)	(13,109)
Other operating expenses	(17,817)	(16,989)

Total operating expenses	(133,980)	(133,073)

Loss from operating activities	(21,816)	(13,950)
Finance income	272	173
Finance costs	(942)	(1,024)
Share of loss of associates and joint ventures	(6,676)	(6,397)
Loss on foreign currency transactions, net	(503)	(410)
Other non-operating income	1,401	1,004
Other non-operating expenses	(226)	(3,004)

Loss before tax from continuing operations	(28,490)	(23,608)
Income tax benefits/(expenses)	461	(914)

Loss for the period from continuing operations	(28,029)	(24,522)
Profit from discontinued operations, net of tax	0	—

Loss for the period	(28,029)	(24,522)

Attributable to:
The shareholders of the Company	(26,619)	(20,163)
Non-controlling interests	(1,410)	(4,359)

		(In yen )
Earnings per share
Basic loss for the period attributable to the shareholders of the Company	(111.44)	(83.99)
Diluted loss for the period attributable to the shareholders of the Company	(111.44)	(83.99)
Earnings per share from continuing operations
Basic loss from continuing operations attributable to the shareholders of the Company	(111.44)	(83.99)
Diluted loss from continuing operations attributable to the shareholders of the Company	(111.44)	(83.99)
Earnings per share from discontinued operations
Basic profit from discontinued operations attributable to the shareholders of the Company	0.00	—
Diluted profit from discontinued operations attributable to the shareholders of the Company	0.00	—

(3) Notes to Interim Condensed Consolidated Financial Statements - Unaudited

Notes to Segment Information

The Group identifies operating segments based on the internal report regularly reviewed by the Group’s Chief Operating Decision Maker to make decisions about resources to be allocated to segments and to assess performance. An operating segment of the Group is a component for which discrete financial information is available. The Chief Operating Decision Maker has been identified as the Company’s board of directors. No operating segments have been aggregated to form the reportable segments.

Under the corporate strategy to allocate the resources generated from the Core business to the Strategic business, the Company’s board of directors individually assesses the business performance of the Core business based on revenue and profitability growth and assesses the business performance of the Strategic business based on profitability as well as important non-financial KPIs such as expansion of the user base.

(1)    Description of Reportable Segments

The Group’s reportable segments are as follows:

Core business segment	The Core business segment mainly consists of advertising service, communication and content. Advertising services mainly include display advertising, account advertising, and other advertising. Display advertising provides advertisements on services such as LINE NEWS. Account advertising mainly includes LINE Official Accounts and Sponsored Stickers. Other advertising mainly includes advertisements on services such as livedoor Blog, NAVER Matome and advertisements appearing on LINE Part-Time Job. Communication mainly includes LINE Stickers. Content mainly includes LINE GAME.

Strategic business segment	The Strategic business segment consists of Fintech services such as LINE Pay service, and other services such as AI, LINE Friends, and E-commerce.

(2)    Profit or Loss for the Group’s reportable segments

The Group’s operating profit or loss for each segment is prepared in the same method as used in the consolidated financial statements, except that certain items such as other operating income and share-based compensation expenses are included in corporate adjustments. Also, IT development expenses and indirect expenses such as department management fees are allocated based on the information such as the hours of service provided, the number of server infrastructures used to provide the service, or the percentage of revenues. As the Company’s board of directors uses the information after eliminating intercompany transactions for their performance assessment, there is no adjustment between segments.

For the six-month period ended June 30, 2019

					(In millions of yen)

	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers	96,355	14,405	110,760	—	110,760
Segment profit/(loss)(2)	16,861	(38,483)	(21,622)	(194)	(21,816)
Depreciation and amortization expenses	6,793	3,777	10,570	—	10,570
(1)	Corporate adjustments include expenses such as other operating income and share-based compensation expenses.
(2)	The amount of Segment profit/(loss) is equivalent to loss from operating activities on the Interim Condensed Consolidated Statement of Profit or Loss.

For the six-month period ended June 30, 2020

					(In millions of yen)

	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers	102,380	14,966	117,346	—	117,346
Segment profit/(loss)(2)	22,082	(34,716)	(12,634)	(1,316)	(13,950)
Depreciation and amortization expenses	8,395	4,714	13,109	—	13,109
(1)	Corporate adjustments include expenses such as other operating income and share-based compensation expenses.
(2)	The amount of Segment profit/(loss) is equivalent to loss from operating activities on the Interim Condensed Consolidated Statement of Profit or Loss.

The reconciliation of Segment loss to loss before tax from continuing operations is as follows:

For the six-month periods ended June 30,

		(In millions of yen)

	2019	2020
Segment loss	(21,816)	(13,950)
Finance income	272	173
Finance costs	(942)	(1,024)
Share of loss of associates and joint ventures	(6,676)	(6,397)
Loss on foreign currency transactions, net	(503)	(410)
Other non-operating income	1,401	1,004
Other non-operating expenses	(226)	(3,004)

Loss for the period before tax from continuing operations	(28,490)	(23,608)

The above items are not allocated to individual segments as these are managed on an overall group basis.

(3)	Revenues from Major Services

The Group’s revenues from continuing operations from its major services for the six-month periods ended June 30, 2019 and 2020 are as follows.

Revenues recognized at a point in time mainly consist of revenues from LINE Friends.

For the six-month periods ended June 30,

(In millions of yen)

	2019	2020
Core business
Advertising
Display advertising(1)	22,080	31,726
Account advertising(2)	31,210	29,274
Other advertising(3)	7,239	3,906

Sub-total	60,529	64,906

Communication, content, and others
Communication(4)	14,601	15,198
Content(5)	18,829	20,866
Others	2,396	1,410

Subtotal	35,826	37,474

Core business total	96,355	102,380

Strategic business
Friends(6)	9,137	5,398
Others(7)	5,268	9,568

Strategic business total	14,405	14,966

Total	110,760	117,346

(1)	Revenues from display advertising primarily consisted of fees from advertisement on services such as Timeline, Smart Channel and LINE NEWS.
(2)	Revenues from account advertising primarily consisted of fees from LINE Official Accounts, Sponsored Stickers and LINE Points.
(3)	Revenues from other advertising were mainly attributable to advertising revenue from livedoor, NAVER Matome and LINE Part-Time Job.
(4)	Revenues from communication were mainly attributable to sales of LINE Stickers and Creator Stickers.
(5)	Revenues from content primarily consisted of sales of LINE GAME’s virtual items.
(6)	Friends primarily consisted of revenues from sales of character goods.
(7)	Others primarily consisted of revenues from E-commerce.

Notes to Going-Concern Assumption

Not applicable.